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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___________)*

Western Goldfields (Canada) Inc.

Common Stock

95828P104

January 31/2007

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


Rule 13d-1(b) X
Rule 13d-1(c)
Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are notrequired to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06) Page 1 of 6 pages



CUSIP No. 95828P104.....................................


1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities
only).
Beutel, Goodman & Company
Ltd........................................................
............................................................
............................................................
...............
2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
............................................................
............................................................
......................................................
(b)
............................................................
............................................................
......................................................
3. SEC Use Only
............................................................
............................................................
.....................................
4. Citizenship or Place of Organization
Ontario,
Canada.....................................................
............................................................
.........
Number of 5. Sole Voting Power
9,597,100..................................................
............................................................
....................
Shares Bene-
ficially by 6. Shared Voting Power
............................................................
............................................................
.........
Owned by Each
Reporting 7. Sole Dispositive
Power..9,722,800...........................................
............................................................
....................
Person With:


8. Shared Dispositive Power
............................................................
............................................................
...
9. Aggregate Amount Beneficially Owned by Each Reporting
Person.
9,722,800..................................................
...........................
10. Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See
Instructions)...........................................
11. Percent of Class Represented by Amount in Row (9)
....8.8738..................................................
..........................................
12. Type of Reporting Person (See Instructions)
....IA......................................................
............................................................
............................................................
.........
............................................................
............................................................
............................................................
.......
............................................................
............................................................
............................................................
.......
............................................................
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............................................................
.......
............................................................
............................................................
............................................................
.......
............................................................
............................................................
............................................................
.......


Page 2 of 6 pages



INSTRUCTIONS FOR SCHEDULE 13G


Instructions for Cover Page

(l) Names and I.R.S. Identification Numbers of Reporting
Persons-Furnish the full legal name of each person for whom
the
report is filed-i.e., each person required to sign the
schedule itself-including each member of a group. Do not
include the
name of a person required to be identified in the report
but who is not a reporting person. Reporting persons that
are entities
are also requested to furnish their I.R.S. identification
numbers, although disclosure of such numbers is voluntary,
not
mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH
SCHEDULE 13G" below).
(2) If any of the shares beneficially owned by a reporting
person are held as a member of a group and that membership
is expressly
affirmed, please check row 2(a). If the reporting person
disclaims membership in a group or describes a relationship
with
other persons but does not affirm the existence of a group,
please check row 2(b) [unless it is a joint filing pursuant
to Rule
13d-1(k)(1) in which case it may not be necessary to check
row 2(b)].
(3) The third row is for SEC internal use; please leave
blank.
(4) Citizenship or Place of Organization-Furnish
citizenship if the named reporting person is a natural
person. Otherwise,
furnish place of organization.
(5)-(9), (11) Aggregate Amount Beneficially Owned By Each
Reporting Person, Etc.-Rows (5) through (9) inclusive, and
(11)
are to be completed in accordance with the provisions of
Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR
240.13d-4] under the Securities Exchange Act of 1934.
(12) Type of Reporting Person-Please classify each
"reporting person" according to the following breakdown
(see Item 3 of
Schedule 13G) and place the appropriate symbol on the form:
Category Symbol
Broker Dealer BD
Bank BK
Insurance Company IC
Investment Company IV
Investment Adviser IA
Employee Benefit Plan, Pension Fund,
or Endowment Fund EP
Parent Holding Company/Control Person HC
Savings Association SA
Church Plan CP
Corporation CO
Partnership PN
Individual IN
Other OO
Notes:

Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1)
by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities
Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities
Exchange Act rules as to
such matters as clarity and size (Securities Exchange Act
Rule 12b-12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

Under Sections 13(d), 13(g), and 23 of the Securities
Exchange Act of 1934 and the rules and regulations thereunder, the
Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Page 3 of 6 pages



Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record.
Therefore, any information
given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S.
identification numbers,
if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

GENERAL INSTRUCTIONS

A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than
February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and
13d-2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-
2(b) and
13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).
B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.
C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.
Item 1.

(a) Name of Issuer  Western Goldfields ( Canada) Inc.
(b) Address of Issuer's Principal Executive Offices 2 Bloor
Street West, Suite 2102, Toronto, Ontario M4W 3E2
Item 2.

(a) Name of Person Filing Beutel, Goodman & Company Ltd.
(b) Address of Principal Business Office 20 Eglinton Avenue
West, Suite 2000, Toronto, Ontario M4R 1K8  Canada
(c) Citizenship Beutel Goodman is a Canadian incorporated company
(d) Title of Class of Securities Common Stock
(e) CUSIP Number 95828P104
Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)
Broker or dealer registered under section 15 of the Act (15
U.S.C. 78o).
(b)
Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c).
(c)
Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c).
(d)
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)
An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E); X
(f)
An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)
A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
Page 4 of 6 pages



(j)
Group, in accordance with 240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 9,722,800.
(b)Percent of class: 8.8738.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 9,597,100.
(ii) Shared power to vote or to direct the vote 0.
(iii) Sole power to dispose or to direct the disposition of 9,722,800.
(iv) Shared power to dispose or to direct the disposition of 0.
All of the shares reported in the statement are owned by investment advisory clients of Beutel Goodman. In its role as investment adviser, Beutel Goodman has voting power with respect to these shares as indicated above.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see
240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of
Another Person.

The shares of Common Stock reported in this statement are owned by investment advisor clients of Beutel Goodman and such clients have the right to receive dividends from and proceeds from their sales of such shares. To Beutel
Goodman 's knowledge, the interest of no one of these clients relates to more than 5% of the class.


Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the
Parent Holding Company

Not applicable

Item 8. Identification and Classification of Members of the
Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable


Item 10. Certification

(a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):
Page 5 of 6 pages



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  April 16, 2007

Signature ______________________________________

Name/Title Michael James Gibson, CFO

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.
If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 6 of 6 pages